March 26, 2007

Securities and Exchange Commission
100 F Street, N.E.,
Washington, DC 20549

Re:
Capital Product Partners L.P.
Redline of Registration Statement on Form F-1 (File No. 333-141422)

Dear Ms. Yuna Peng:

        Pursuant to our earlier conversation, registrant Capital Product Partners L.P. hereby respectfully submits a marked copy of it's Amendment No. 1 to the Registration Statement on Form F-1 as filed today with the Securities and Exchange Commission ("the Commission") against the registration statement filed publicly with the Commission on March 19, 2007.

        If you have any questions, please contact me at +44-20-7453-1073, fax +44-20-7860-1150 (email: swittmann@cravath.com).

                      Very truly yours,

                      /s/ Sandra C. Wittmann

Ms. Yuna Peng
    Office of Structured Finance Transportation and Leisure
        Securities and Exchange Commission
            100 F Street N.E.
                Washington D.C. 20549